UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005
Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.
(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
(604) 781-4192
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated April 1, 2005

99.2	News Release dated April 5, 2005

99.3	News Release dated April 8, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: May 2, 2005	By:	"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, President, CEO and Director